Exhibit 12

ERP OPERATING LIMITED PARTNERSHIP

Computation of Ratio of Earnings to Combined Fixed Charges

	06/30/03	06/30/02	12/31/02	12/31/01	12/31/00	12/31/99	12/31/98
Income from continuing operations	$145,680	$175,327	$328,394	$395,030	$363,319	$306,523	$236,112

Interest and other financing costs	164,532	170,528	337,489	352,903	363,851	328,459	243,531
Amortization of deferred financing costs	3,104	2,962	5,748	5,818	5,432	4,024	2,724

Earnings before combined fixed charges and preferred distributions	313,316	348,817	671,631	753,751	732,602	639,006	482,367

Preferred distributions	48,417	48,781	97,151	106,119	111,941	113,196	92,917

Earnings before combined fixed charges	$264,899	$300,036	$574,480	$647,632	$620,661	$525,810	$389,450

Interest and other financing costs	$164,532	$170,528	$337,489	$352,903	$363,851	$328,459	$243,531
Amortization of deferred financing costs	3,104	2,962	5,748	5,818	5,432	4,024	2,724
Interest capitalized for real estate and unconsolidated entities under development	10,923	12,323	27,167	28,174	17,650	8,134	1,620

Total combined fixed charges	178,559	185,813	370,404	386,895	386,933	340,617	247,875

Preferred distributions	48,417	48,781	97,151	106,119	111,941	113,196	92,917

Total combined fixed charges and preferred distributions	$226,976	$234,594	$467,555	$493,014	$498,874	$453,813	$340,792

Ratio of earnings before combined fixed charges to total combined fixed charges	1.48	1.61	1.55	1.67	1.60	1.54	1.57

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions	1.38	1.49	1.44	1.53	1.47	1.41	1.42